JOHN HANCOCK CAPITAL SERIES

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77Q1E

Copies of any new or amended Registrant investment advisory contracts

For John Hancock Classic Value Fund and John Hancock U.S. Global Leaders Growth Fund

On May 17, 2013, the Board of Trustees approved the advisory and subadvisory fee changes for John Hancock Classic Value Fund and John Hancock U.S. Global Leaders Growth Fund (the “Funds”).  The amendments to the sub-investment management contracts are attached as exhibits herewith. The Board also authorized the filing of supplements to the Funds’ prospectuses which were filed on June 3, 2013, accession number 0001133228-13-002441.

On May 17, 2013, the Board approved an amendment to the Registrant’s sub-investment management contracts regarding best execution, including foreign currency transactions.  The amendments are attached as exhibits herewith.